Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

The following is a transcript of a conversation between Ron DeGregorio and Steve Woerner the integration leads for the Exelon/Constellation merger on August 31, 2011. The video of the conversation was made available to all employees of Exelon on September 8, 2011.

EXELON

CONSTELLATION ENERGY

INTEGRATION UPDATE

Steve Woerner,

Chief Integration Officer, Constellation

Ron DeGregorio,

Chief Integration Officer, Exelon

Transcribed by:

Robin C. Comotto, Notary Public

(Audio recording begins.)

[QUESTION POSED: What was covered in the design phase kickoff meetings?]

MR. WOERNER: So, this kickoff meeting is about transitioning from analysis into design, and talking about, okay, we’ve captured the understanding of the two companies, how we do each — how we each operate, today, what’s similar, what’s different. But now we’re moving to a phase where we have to make some decisions about what’s best for the new company. We want to capture the value of this transaction. We want to bring the benefits to our customers.

And to do that, we have to make some decisions about what we need to do immediately upon close and what we’ll be doing over the next twelve, eighteen, twenty-four months to bring the value back to the shareholders and our customers.

[QUESTION POSED: How long will the design phase last?]

MR. DEGREGORIO: The design phase will go pretty much up to close. In the latter part of design, we’ll start implementation planning. So like Steve said, you know, we start with learning. And that was analysis phase. Let’s really understand how we do work. Now, we’re into deciding, you know, how will we be structured, what systems will we operate. And then we’ll get into implementation planning. And that will be around the December, January timeframe.

[QUESTION POSED: How will organizational design and personnel announcements be part of this phase?]

MR. DEGREGORIO: So there’s design of the organization. And I call that “boxology.” And then there’s executive selection. And so Chris, Chris and Mayo will be announcing Chris’ new senior team sometime in the next couple few weeks, and then we’ll go through a logical process, over time, as those new leaders select the next level down.

MR. WOERNER: And when we talk about org. design, that’s really not thinking through people. That’s thinking through what is the structure, the processes that we need to run the company, going forward. Selection is different. That’s selecting the people that are best qualified for the particular roles that are identified in org. design.

Both companies have many, many talented people in their organizations, and so we’re blessed to have the capacity to do it. We also have a lot of work to do to achieve the consolidations that we want to achieve over the next couple years. So selection will contemplate both of those.

MR. DEGREGORIO: And I think, from a timing perspective, most employees won’t — we won’t get into selection all the way down at, you know, the lower levels of the organization and the real, kind of where the heavy lifting happens. That won’t happen until after close. There will be a logical process where the senior executives are named, the executives are named. But most of our teams, most of our functional areas, we’ll, in fact, design a Day One organization that will take the existing operations and say, here’s how we’re going to move them together and operated safely and reliably, day one and two, and here’s what we’ll transition to, over some period of time, to the final end stage design.

MR. WOERNER: Exactly.

[QUESTION POSED: What broad lessons were learned during the analysis phase that will be applied to the design phase?]

MR. WOERNER: In lessons learned, I talk about what’s working well. We do believe that the continuous information flow that we’ve put in place during analysis phase, the open communications, answering employees’ questions, is something that will serve us well. We believe this next phase, there’s more anxiety in the organization, right? So there’s a need to turn that up. We’re going to need to be more responsive and more available to answer questions, throughout all levels of leadership.

MR. DEGREGORIO: You know we found in the report from analysis phase that every team found really good practices, in both companies. And so what we’re really challenging the teams to do as they design the organizations and the systems and the processes, and codify it in a management model, is to take the best of both approach.

I’d say the other big learning, as well, is the teamwork and collaboration has been really awesome. We have worked — Chris and Mayo, together, have spoken to the teams about respect each other, really look for what’s the best thing to do for the new company without being parochial. And I think our experience has been, by and large, across the board, everybody’s been working very well, in that regard.

MR. WOERNER: Right. And the advice that we’re giving the teams, as we move through the decisions that are associated with design, are to really start thinking like they’re in the new company and that we’re making decisions for what’s best for the new company. It’s no longer their role to just represent where they came from. It’s to make that transition. And the more you do that, it frees you up to not be keeping track of wins and losses but to be thinking, are we building the right company, and setting up the right processes for the future.

[QUESTION POSED: How do you define success for this phase?]

MR. DEGREGORIO: Success for design phase is that we’ve clearly identified that the organization’s structure, processes, and systems need to be: (a) on day one, for close, such that we don’t have any interruption to our business; and, (b) for the long term, new company, how are we really going to optimize the business, you know, capture the synergies that are there for us, and improve performance, not just maintain status quo but improve performance for the new company.

MR. WOERNER: Exactly. We’ll do that and people will feel that they’ve been respected throughout the process.

[QUESTION POSED: What can we expect to happen with the implementation phase?]

MR. DEGREGORIO: The third and final phase is implementation planning, which is really a lot of, you know, kind of analysis was “let’s learn,” design is “let’s decide,” and implementation planning is “let’s execute,” how do we move forward? That will start at the end of design phase and, in fact, will go past close.

We would expect that the integration office, the integration teams will continue to work. Of course, as new executives are named in the new co., we’ll start to transfer the ownership and accountability for the execution, to those line organizations, but the integration effort will continue for some time.

MR. WOERNER: And if the regulatory process continues on track as it is, we’ll actually have to start the implementation planning process before we finish design. So, there will be elements of it that we start working on, in the November timeframe, anticipating a January close. If we don’t start that early on the implementation planning, we won’t be ready for an early close.

(Audio recording ends.)

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and

(12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.